September 12, 2005
VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
Facsimile No. (202) 772-9209
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

Attention:	Owen Pinkerton, Esq.
Charito A. Mittelman, Esq.

Re:	ARTISTdirect, Inc. (the “Company”)
Schedule 14C Information Statement
File No. 0-30063
Filed August 17, 2005
Ladies and Gentlemen:
     The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter addressed to Jonathan Diamond, President of the Company, dated September 2, 2005, with respect to the above-referenced filing. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For ease of reference, the comments of the Staff have been reproduced below in bold face and the Company’s responses have been set forth immediately thereafter.
     Capitalized terms used, but not defined, in this letter shall have the meanings given to them in the Information Statement.
General
1. We refer to your 8-K dated July 28, 2005 and the information statement on Schedule 14C filed August 17, 2005 which describe the terms of the merger and financing agreements relating to the acquisition of MediaDefender for $42.5 million. In particular, you completed a $15 million senior secured debt financing transaction, a $30 million convertible debt transaction and issued warrants to purchase 3,250,000 and 237,500 common shares respectively in connection with the financing of the acquisition. It appears that if all the securities issued in the financing arrangements are converted or exercised into shares of common stock there will be approximately 37,500,000 shares outstanding and that you currently have only 15,000,000 shares authorized for issuance. In this regard, we note that the purpose of your Schedule 14C is to inform investors that you have obtained written consent from the majority of the stockholders approving an amendment to your articles of incorporation to increase the number of authorized common shares from 15,000,000 to 60,000,000 which is required as part of the financing arrangements in Exhibits 10.5 and 10.12 of the Form 8-K. It appears that your Information Statement must, therefore, include the information required by Items 13 and 14 of Schedule 14A or tell us why you believe you are not required to do so. See Note A to Schedule 14A and Item 1 to Schedule 14C.
     Response to Comment 1:
     The information required by Item 13 has been incorporated by reference into the Information Statement from the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 (see “Information Incorporated by Reference”). Furthermore, the Company will include the Annual Report on Form 10-K/A as part of the distribution of the definitive Information Statement as is allowed by Items 13(b)(2) and (c).
     Further to Mr. Pinkerton’s conversation with David I. Sunkin, Esq. of Sheppard Mullin Richter & Hampton LLP on September 6, 2005, we do not believe that Item 14 of Schedule 14A disclosure is required in the Information Statement. The financings and the merger are separate transactions, each of which have closed and are in no way contingent upon approval of the Information Statement by the Staff or the filing with the Delaware Secretary of State of the Certificate of Amendment to the Certificate of Incorporation to increase the number of the Company’s authorized shares of common stock from 15,000,000 shares to 60,000,000 shares. Additionally, under the corporate law of the state of Delaware (the Company’s state of incorporation), approval by the Company’s stockholders was not required to consummate either transaction.
     The matter acted upon in the Certificate of Amendment does not involve any matter discussed in Item 14(a). Furthermore, the shares to be reserved by the Company for the conversion of the Sub-debt notes, exercise of the Sub-debt warrants and exercise of the Senior warrants following the filing of the Certificate of Amendment with the Delaware Secretary of State are not being used to acquire another company as Note A to Schedule 14A cites as an example that triggers the information requirement of Item 14.
     As Mr. Pinkerton discussed with Mr. Sunkin, the primary consequences should the Company fail to increase the number of its authorized shares of common stock are reduced flexibility, in the short term, in the Company’s ability to fund its operations and manage its capital structure, and potentially increased costs to service and to repay the debt incurred by the Company in connection with the Senior Financing and the Sub-debt Financing. The registration rights agreements entered into in connection with each of the Senior Financing and the Sub-debt Financing provide that if a registration statement covering all of the Registrable Securities (as defined in the registration rights agreements and which include shares of common stock issued upon conversion of the Sub-debt notes, exercise of the Sub-debt warrants and exercise of the Senior warrants) is not filed with the Securities and Exchange Commission (the “SEC”) within 110 days or declared effective by the Staff within 180 days of July 28, 2005, the Company will incur cash penalties each month equal to either 1.5% (with respect to the Senior Financing) or 1.0% (with respect to the Sub-debt Financing) of the principal amount of the notes purchased by the investors. The penalty provisions are set forth in detail in the registration rights agreements for each of the Senior Financing and Sub-debt Financing investors filed as Exhibits 4.3 and 4.6, respectively, in the Form 8-K referenced above in the Staff’s comment. Additionally, if additional shares of common stock are not authorized for issuance, the Company would not have the option to repay certain of the interest payments due under the Sub-debt notes in shares of common stock, in lieu of cash, as it otherwise would have pursuant to the Sub-debt notes. Shares of common stock issued for interest payments to the investors would be capped at an aggregate of 8,003,712 shares and issued to investors on a pro-rata basis. We note that the Company would still be obligated to file a registration statement with the SEC within 110 days of July 28, 2005, but such registration statement would only provide for the resale of 8,003,712 shares of common stock which may be issued as payment of interest related to the Sub-debt notes and 1,332,411 shares which may be issued upon exercise of warrants issued to the Senior Financing investors. All such shares are currently authorized, but unissued shares of the Company’s common stock.
     Although we believe Item 14 does not apply to the Information Statement, in the interest of providing additional disclosure to our stockholders, we propose to amend the Information Statement as follows:
     (i) to highlight the fact that the financing and merger transactions have closed and neither are contingent upon the filing of the Certificate of Amendment;
     (ii) to enhance the disclosures currently contained in the preliminary Information Statement by setting forth the registration penalty provisions and the loss of the Company’s option to pay interest accrued on the Sub-debt notes in shares of common stock rather than in cash as detailed above; and
     (iii) to provide to the Company’s stockholders entitled to receive the definitive Information Statement, a copy of the Form 8-K/A for informational purposes only. The Form 8-K/A will include a copy of the audited financial statements of MediaDefender and unaudited pro forma financial information and will be filed by the Company with the SEC prior to the mailing date of the definitive Information Statement.
     The MediaDefender financial statements are currently being audited by the Company’s independent registered public accounting firm and will be filed with the SEC in accordance with the requirements of Form 8-K within 75 days of July 28, 2005.
Incorporation by Reference
2. We note that sections 5(a) and (b) of the certifications provided in your latest 10-K pursuant to Item 601(b)(31) of Regulation S-K appear inconsistent with or omit language required by the form. Please amend your 10-K to include proper certifications. See Staff Release 33-8283.
     Response to Comment 2:
     The Company’s Form 10-K/A for the fiscal year ended December 31, 2004 has been amended as requested. Please refer to Amendment No. 2 to the Company’s Form 10-K/A filed via EDGAR on September 12, 2005.

     If you have any further questions or comments, please do not hesitate to contact the undersigned or David I. Sunkin, Esq. at 213.620.1780.

Sincerely,
/s/ Kristy D. Palmquist
Kristy D. Palmquist, Esq.
on behalf of Sheppard Mullin Richter & Hampton LLP

cc:	David I. Sunkin, Esq., Sheppard Mullin Richter & Hampton LLP
Robert N. Weingarten, Chief Financial Officer, ARTISTdirect, Inc.

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